United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One)      Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One)      Yes ☐            No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One)      Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One)      Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

May 22, 2009
New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
Re: Vale S.A.
Ladies and Gentlemen:
I have acted as Brazilian counsel to Vale S.A., a company organized and existing under the laws of the Federative Republic of Brazil (formerly known as Companhia Vale do Rio Doce, the “Company”) in connection with the Supplemental Listing Application for the continued listing with the New York Stock Exchange, Inc., of the Company’s American Depositary Shares, each representing one share of the Company’s common shares (the “Common ADSs”) and the Company’s American Depositary Shares, each representing one share of the Company’s preferred class A shares (the “Preferred ADSs”).
For the purposes of giving this opinion, I have examined and/or relied upon the following documents: (i) the by-laws of the Company (Estatuto Social); (ii) minutes of the shareholders’ meeting the Company held on May 22, 2009, whereby the Company’s name changed from Companhia Vale do Rio Doce to Vale S.A. (the “Minutes”): and (iii) such other original, or certified, conformed copies, of all the documents and corporate records of the Company as I may have deemed relevant or necessary as the basis for the opinions hereinafter expressed.
Based upon the foregoing and subject to the reservations set forth below, I am of the opinion that:
1)	the Company has been duly established and is validly existing as a sociedade por ações, a corporation, under the laws of the Federative Republic of Brazil;

2)	all necessary corporate action on the part of the Company has been taken to authorize its name change;

3)	the change of the Company’s name referred to in the immediately preceding paragraph has been approved in accordance with the provisions of Brazilian corporate law and the Company’s by-laws in effect on the date of the Minutes; and

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4)	shares held by the depositary through its custodian with respect to the Common ADSs and the Preferred ADSs will possess identical rights, preferences and privileges after the name change.
I express no opinion as to any agreement, instrument or other document other than as specified in this letter.
I am licensed to practice law in Brazil only and express no opinion as to the laws of any other jurisdiction other than those of Brazil.
The opinions expressed herein are solely for your benefit and for the purpose of the Company’s Supplemental Listing Application for the continued listing with the New York Stock Exchange, Inc. This opinion letter may not be used, circulated, quoted, or otherwise relied upon for any purpose by any other person.

Very truly yours,
By:	/s/ Maria Isabel dos Santos Vieira
Maria Isabel dos Santos Vieira
Executive Coordinator Corporate Governance

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Vale S.A. (formerly known as Companhia Vale do Rio Doce)
Avenida Graça Aranha No. 26,
20030-900, Rio de Janeiro, RJ, Brazil
May 22, 2009
Supplemental Listing Application

Supplemental Listing Application to	Old CUSIP Nos.: 204412209
New York Stock Exchange, Inc.	204412100
20 Broad Street — 17th Floor	New CUSIP Nos: 91912E 105
New York, New York 10005	91912E 204

Company:	Companhia Vale do Rio Doce (the “Company”)
Symbols:	VALE
VALE.P

Securities:	ADSs, each representing one common share of the Company
ADSs, each representing one preferred class A share of the Company

Transaction:	Name change from Companhia Vale do Rio Doce to Vale S.A., effective May 22, 2009.

Securities to be Listed:	0
Securities to be Reserved:	0
VALE S.A.

By:	/s/ José Carlos Martins		By:	/s/ Eduardo Bartolomeo

	Name:	José Carlos Martins		Name:	Eduardo Bartolomeo
	Title:	Executive Director		Title:	Executive Director
(STAMP)

The New York Stock Exchange, Inc. hereby authorizes, upon official notice of effectiveness, the change of the Company’s name from Companhia Vale do Rio Doce to Vale S.A.

NEW YORK STOCK EXCHANGE, INC.

By:

	Name:	Janice O’Neill
	Title:	Senior Vice President, Corporate Compliance
(STAMP)

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2009	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations